POST QUALIFICATION AMENDMENT TO OFFERING CIRCULAR

EXPLANATORY NOTE

This post-qualification amendment no. 1 ("Post-Qualification Amendment No. 1") to an offering statement on Form 1-A relates to the offering up to 2,000,000 shares of series A convertible cumulative preferred stock of IntelGenx Technologies Corp. (the "Company"), contemplated by the offering statement on Form 1-A, as amended (File No. 024-12385), initially filed by the Company with the U.S. Securities and Exchange Commission (the "Commission") on January 9, 2024 (as amended, the "Prior Offering Statement"), which was qualified by the Commission on February 16, 2024.

The Company is filing this Post-Qualification Amendment No. 1 solely to add to the offering circular contained within the Prior Offering Statement the audited financial statements of the Company for the year ended December 31, 2023 in accordance with Rule 252(f)(2)(i) of Regulation A, and to amend, update and/or replace certain information contained in the offering circular to account for our Annual Report on Form 10-K for the fiscal year ended December 31, 2023 that we filed with the Commission on March 21, 2024 and our Proxy Statement on Schedule 14A that we filed with the Commission on March 21, 2024. This Post-Qualification Amendment No. 1 consists only of amended and updated Part I of the offering statement on Form 1-A, this explanatory note to the offering circular, the front page of the post-qualification amendment no. 1 to the offering circular (including the legends, an explanatory note and the replacement language related to the termination of the offering), the amended and updated section titled "Summary Financial Data" in the offering circular, the amended and updated Item 9 of the offering circular (management's discussion and analysis of financial condition and results of operations), the amended and updated section titled "Experts" in the offering circular, the amended and updated section titled "Documents Incorporated by Reference" in the offering circular, the audited financial statements of the Company for the year ended December 31, 2023 (including the audit report dated March 21, 2024 and the notes thereto) and the amended and updated Part III of the offering statement on Form 1-A setting forth the exhibits to the offering statement and the signatures to this Post-Qualification Amendment No. 1. This Post-Qualification Amendment No. 1 does not modify any other part of the Prior Offering Statement except any references and related disclosures in the offering circular contained in the Prior Offering Statement to or from, as applicable, the Annual Report on Form 10-K for the fiscal year ended December 31, 2022 that we filed with the Commission on March 29, 2023 and our Proxy Statement on Schedule 14A that we filed with the Commission on March 29, 2023 will be deemed to refer to our Annual Report on Form 10-K for the fiscal year ended December 31, 2023 that we filed with the Commission on March 21, 2024 and to our Proxy Statement on Schedule 14A that we filed with the Commission on March 21, 2024, respectively. The contents of the Prior Offering Statement, including all amendments and exhibits thereto, are hereby incorporated by reference.

Preliminary Offering Circular (Post-Qualification Amendment No. 1), Dated April 5, 2024

AN OFFERING STATEMENT PURSUANT TO REGULATION A RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. INFORMATION CONTAINED IN THIS PRELIMINARY OFFERING CIRCULAR IS SUBJECT TO COMPLETION OR AMENDMENT. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED BEFORE THE OFFERING STATEMENT FILED WITH THE COMMISSION IS QUALIFIED. THIS PRELIMINARY OFFERING CIRCULAR SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR MAY THERE BE ANY SALES OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL BEFORE REGISTRATION OR QUALIFICATION UNDER THE LAWS OF ANY SUCH STATE. WE MAY ELECT TO SATISFY OUR OBLIGATION TO DELIVER A FINAL OFFERING CIRCULAR BY SENDING YOU A NOTICE WITHIN TWO BUSINESS DAYS AFTER THE COMPLETION OF OUR SALE TO YOU THAT CONTAINS THE URL WHERE THE OFFERING CIRCULAR WAS FILED MAY BE OBTAINED.

INTELGENX TECHNOLOGIES CORP.

6420 Abrams
Ville Saint Laurent, Quebec
H4S 1Y2, Canada

(514) 331-7440

www.intelgenx.com

BEST EFFORTS OFFERING OF UP TO 2,000,000 SHARES OF

SERIES A CONVERTIBLE CUMULATIVE PREFERRED STOCK

AND UP TO

40,000,000 SHARES OF COMMON STOCK INTO WHICH THE SERIES A PREFERRED
STOCK MAY CONVERT

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

IntelGenx Technologies Corp., which we refer to as "Company", "IntelGenx", "we", "us", and "our", is offering up to 2,000,000 shares of series A convertible cumulative preferred stock, par value $0.00001 per share, which we refer to as the Series A Preferred Stock, at an offering price of $10.00 per share, for a maximum offering amount of $20,000,000. There is a minimum initial investment amount per investor of $750 for the Series A Preferred Stock.

We initially filed an offering statement on Form 1-A, as amended (File No. 024-12385), with the U.S. Securities and Exchange Commission (the "Commission") on January 9, 2024 (as amended, the "Prior Offering Statement"), which was qualified by the Commission on February 16, 2024. The offering circular in the Prior Offering Statement and all amendments and exhibits thereto are hereby incorporated by reference. This post-qualification amendment No. 1 to the offering circular should be read in conjunction with the offering circular in the Prior Offering Statement, is qualified by reference to the offering circular except to the extent that the information contained herein supplements or supersedes the information contained in the Offering Circular and may not be delivered without the offering circular. As used herein, and unless the context otherwise requires, the term "offering circular" refers to the offering circular in the Prior Offering Statement together with this post-qualification amendment No. 1 to the offering circular.

This offering will terminate at the earliest of: (1) the date at which the maximum offering amount has been received by the Company, (2) one year from the date upon which the Commission qualifies the offering statement of which this offering circular forms a part, and (3) the date at which the offering is earlier terminated by the Company in its sole discretion, and the offering statement on Form 1-A of which this offering circular forms a part will remain qualified in accordance with Rule 251(d)(3)(i)(F) of Regulation A until the date at which all of the outstanding shares of preferred stock of the Company issued pursuant to this offering have been converted into shares of common stock of the Company, which shares of common stock are qualified under the offering statement on Form 1-A of which this circular forms a part. The foregoing termination provision of the offering shall replace all references to the termination of the offering in the offering circular in the Prior Offering Statement.

Summary Financial Data

The following tables set forth our summary historical financial information. The selected historical financial information is qualified in its entirety by, and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," our audited consolidated financial statements and related notes incorporated by reference into this offering circular by reference to our Annual Report on Form 10-K for the fiscal year ended December 31, 2023 that we filed with the Commission on March 21, 2024.

RESULTS OF OPERATIONS:

	Three-month period		Three-month period
	ended December 31,		ended December 31,

In U.S.$ thousands	2023	2022	2023	2022

Revenue	$426	$173	$1,039	$950

Research and Development Expenses	771	742	3,274	3,031

Manufacturing Expenses	541	477	1,733	1,858

Selling, General and Administrative Expenses	906	1,292	4,757	4,697

Depreciation of tangible assets	179	190	766	777

Operating Loss	(1,971)	(2,528)	(9,491)	(9,413)

Net Loss	(1,380)	(2,744)	(9,927)	(10,690)

Comprehensive Loss	(1,666)	(2,314)	(10,146)	(11,553)

BALANCE SHEET:

	December 31, 2023	December 31, 2022	Increase/ (Decrease)	Percentage Increase/ (Decrease)

Current Assets	$3,441	$3,788	$(347)	(9%)

Leasehold improvements and Equipment, net	3,958	4,425	(467)	(11%)

Security Deposits	250	245	5	2%

Operating lease right-of-use asset	633	732	(99)	(14%)

Current Liabilities (excluding convertible notes)	5,866	2,374	3,492	147%

Long-term debt	7,401	5,500	1,901	35%

Convertible notes	6,995	4,272	2,723	64%

Operating lease liability	230	425	(195)	(46%)

Finance lease liability	37	42	(5)	(12%)

Capital Stock	1	1	0	0%

Additional Paid-in Capital	68,662	67,340	1,322	2%

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Reference is made to the information described under "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the fiscal year ended December 31, 2023 that we filed with the Commission on March 21, 2024. See "Documents Incorporated by Reference" in this offering circular.

EXPERTS

IntelGenx Technologies Corp. financial statements for the years ended December 31, 2023 and 2022 included in this offering statement have been audited by Richter, LLP, Montreal, Quebec, an independent registered public accounting firm, as stated in their report, and have been so included in reliance upon the report of said firm and their authority as experts in accounting and auditing.

DOCUMENTS INCORPORATED BY REFERENCE

The Commission allows us to "incorporate by reference" information into this offering circular, which means that we can disclose important information to you by referring you to another document filed separately with the Commission. The documents incorporated by reference into this offering circular contain important information that you should read about us.

We are incorporating by reference into this offering circular the documents listed below (excluding any information furnished under Items 2.02 or 7.01 in any Current Report on Form 8-K):

• Our Annual Report on Form 10-K for the fiscal year ended December 31, 2023 that we filed with the Commission on March 21, 2024;

• Our Proxy Statement on Schedule 14A that we filed with the Commission on March 21, 2024 (the "2024 Proxy Statement");

• Our Quarterly Report on Form 10-Q for the quarter ended September 30, 2023 that we filed with the SEC on November 9, 2023;

• Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2023 that we filed with the Commission on August 14, 2023;

• Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2023 that we filed with the Commission on May 11, 2023; and

• Our Current Reports on Form 8-K filed with the Commission on February 21, 2023, March 24, 2023, March 24, 2023, March 27, 2023, April 18, 2023, May 10, 2023, July 21, 2023, August 31, 2023, October 12, 2023, November 28, 2023, December 4, 2023, February 14, 2024, February 20, 2024, and March 25, 2024.

By incorporating by reference our Annual Report on Form 10-K, and our 2024 Proxy Statement, we can disclose important information to you by referring you to our Annual Report on Form 10-K, and our 2024 Proxy Statement, which are considered part of this offering circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference into this offering circular will be deemed to be modified or superseded for purposes of this offering circular to the extent that a statement contained in this offering circular or any other subsequently filed document that is deemed to be incorporated by reference into this offering circular modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this offering circular. In particular, any references and related disclosures in the offering circular contained in the Prior Offering Statement to or from the Annual Report on Form 10-K for the fiscal year ended December 31, 2022 that we filed with the Commission on March 29, 2023 and our Proxy Statement on Schedule 14A that we filed with the Commission on March 29, 2023 will be deemed to refer to our Annual Report on Form 10-K for the fiscal year ended December 31, 2023 that we filed with the Commission on March 21, 2024 and to the 2024 Proxy Statement, respectively.

Copies of the documents incorporated by reference in this offering circular may be obtained on written or oral request without charge from our Corporate Secretary at 6420 Abrams, Ville Saint Laurent, Quebec H4S 1Y2, Canada (telephone: (514) 331-7440).

We also maintain a web site at http://www.intelgenx.com through which you can obtain copies of documents that we have filed with the Commission. The contents of that site are not incorporated by reference into or otherwise a part of this offering circular.

IntelGenx Technologies Corp.

Consolidated Financial Statements

December 31, 2023 and 2022

(Expressed in U.S. Funds)

IntelGenx Technologies Corp.

Consolidated Financial Statements

December 31, 2023 and 2022

(Expressed in U.S. Funds)

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of

IntelGenx Technologies Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of IntelGenx Technologies Corp. (the "Company") as of December 31, 2023 and 2022, the related consolidated statements of comprehensive loss, shareholders' deficit and cash flows for each of the two years in the period ended December 31, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States ("US GAAP").

Going concern uncertainty

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company does not have sufficient existing cash and short-term investments to support operations for at least the next year following the issuance of these financial statements which raises doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

MONTRÉAL ____ 1981 McGill College Montréal QC H3A 0G6 514.934.3400	TORONTO ____ 181 Bay St., #3320 Bay Wellington Tower Toronto ON M5J 2T3 416.488.2345	CHICAGO ____ 200 South Wacker Dr., #3100 Chicago, IL 60606 312.828.0800	RICHTER.CA

RICHTER BUREAU FAMILIAL | D'AFFAIRES RICHTER BUSINESS | FAMILY OFFICE

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Impairment of leasehold improvements and equipment

As reflected in the Company's consolidated financial statements, at December 31, 2023, the Company's leasehold improvements and equipment amounted to $3,958 million. Long-lived assets must be reviewed for possible impairment if circumstances indicate the carrying amount of the asset may not be recoverable. Given that the plant is not currently operating at capacity, the Company evaluated its leasehold improvements and equipment for recoverability and concluded that they were not impaired. Auditing the Company's impairment assessment involved subjective auditor judgment due to the significant estimation involved in determining the fair value, including the forecasted cash flows used to evaluate the recoverability and the significant assumptions used in estimating the fair values of long-lived assets. We therefore identified the impairment of leasehold improvements and equipment as a critical audit matter.

The primary procedures we performed to address this critical audit matter included:

• Obtaining an understanding of the impairment process and the controls relating to management's impairment test,

• Reviewing the valuation methodology to assess whether the methodology was widely recognized and appropriate for use in the valuation of leasehold improvements and equipment,

• Testing management's process for determining the forecasted future cash flows used to evaluate the recoverability. We evaluated the reasonableness of management's forecasts of future manufacturing and operating margin by comparing the Company's plans and forecasts to current industry and economic trends,

• Evaluating whether the data and assumptions used were reasonable by considering the past performance, industry and third-party market data, and whether such assumptions were consistent with evidence obtained in other areas of the audit,

• Performing sensitivity analysis on the significant data and assumptions used.

We have served as the Company's auditors since 2005.

Montréal, Quebec

March 21, 2024

IntelGenx Technologies Corp.

Consolidated Balance Sheets

As at December 31, 2023 and 2022

(Expressed in Thousands of U.S. Dollars ($'000) Except Share and Per Share Data)

	December 31, 2023	December 31, 2022

Assets

Current

Cash	$2,282	$1,210
Short-term investments (note 5)	-	1,317
Accounts receivable	622	709
Prepaid expenses	223	137
Investment tax credits receivable	168	159
Security deposits	75	194
Inventory (note 6)	71	62

Total current assets	3,441	3,788

Leasehold improvements and equipment, net (note 7)	3,958	4,425

Security deposits	250	245
Operating lease right-of-use-asset	633	732

Total assets	$8,282	$9,190

Liabilities

Current
Accounts payable and accrued liabilities	2,661	1,523
Accrued interest expense (note 11)	1,249	579
Current portion of operating lease liability (note 18)	248	236
Current portion of finance lease liability (note 18)	90	36
Deferred revenue	1,118	-
Convertible notes (note 9)	2,557	-
Term loan (note 10)	500	-

Total current liabilities	8,423	2,374

Loan payable (note 11)	7,401	5,500

Convertible notes (note 9)	4,438	4,272

Operating lease liability (note 18)	230	425

Finance lease liability (note 18)	37	42

Total liabilities	20,529	12,613

Contingencies (note 12)

Subsequent event (note 21)

Shareholders' deficit

Capital stock, common shares, $0.00001 par value; 580,000,000 shares authorized; 174,658,096 shares issued and outstanding (2022: 174,646,196 common shares) (note 13)	1	1

Additional paid-in capital (note 14)	68,662	67,340

Accumulated deficit	(78,457)	(68,530)

Accumulated other comprehensive loss	(2,453)	(2,234)

Total shareholders' (deficit) equity	(12,247)	(3,423)
	$8,282	$9,190

See accompanying notes

Approved on Behalf of the Board:

/s/ Bernd J. Melchers Director	/s/ Horst G. Zerbe Director

IntelGenx Technologies Corp.

Consolidated Statement of Shareholders' Deficit

For the Year Ended December 31, 2022

(Expressed in Thousands of U.S. Dollars ($'000) Except Share and Per Share Data)

					Accumulated
			Additional		Other	Total
	Capital Stock		Paid-In	Accumulated	Comprehensive	Shareholders'
	Number	Amount	Capital	Deficit	Loss	Deficit

Balance - December 31, 2021	154,571,289	$1	$63,104	$(57,863)	$(1,371)	$3,871

Modified retrospective adjustment upon adoption of ASU 2020-06	-	-	(325)	23	-	(302)

Other comprehensive loss	-	-	-	-	(863)	(863)

Conversion of convertible debentures	120,000	-	48	-	-	48

Repayment of convertible debentures in shares	19,381,223	-	4,229	-	-	4,229

Interest paid by issuance of common shares	573,684	-	171	-	-	171

Stock-based compensation (note 13)	-	-	113	-	-	113

Net loss for the period	-	-	-	(10,690)	-	(10,690)

Balance - December 31, 2022	174,646,196	$1	$67,340	$(68,530)	$(2,234)	$(3,423)

See accompanying notes

IntelGenx Technologies Corp.

Consolidated Statement of Shareholders' Deficit

For the Year Ended December 31, 2023

(Expressed in Thousands of U.S. Dollars ($'000) Except Share and Per Share Data)

					Accumulated
			Additional		Other	Total
	Capital Stock		Paid-In	Accumulated	Comprehensive	Shareholders'
	Number	Amount	Capital	Deficit	Loss	Deficit

Balance - December 31, 2022	174,646,196	$1	$67,340	$(68,530)	$(2,234)	$(3,423)

Other comprehensive loss	-	-	-	-	(219)	(219)

Issuance of warrants to atai Life Sciences (net of transaction costs of $89) (note 9)	-	-	912	-	-	912

Stock options exercised (note 9)	11,900	-	2	-	-	2

Agents' warrants issued (note 9)	-	-	19	-	-	19

Stock-based compensation (note 13)	-	-	389	-	-	389

Net loss for the period	-	-	-	(9,927)	-	(9,927)

Balance - December 31, 2023	174,658,096	$1	$68,662	$(78,457)	$(2,453)	$(12,247)

See accompanying notes

IntelGenx Technologies Corp.

Consolidated Statements of Comprehensive Loss

For the Years Ended December 31, 2023 and 2022

(Expressed in Thousands of U.S. Dollars ($'000) Except Share and Per Share Data)

	2023	2022

Revenues (note 16)	$1,039	$950

Total revenues	1,039	950

Expenses
Research and development expense	3,274	3,031
Manufacturing expense	1,733	1,858
Selling, general and administrative expense	4,757	4,697
Depreciation of tangible assets	766	777
Total expenses	10,530	10,363

Operating loss	(9,491)	(9,413)

Gain on debt extinguishment (note 11)	1,148	-

Interest income	41	4

Financing and interest expense	(1,625)	(1,281)

Net financing and interest expense	(436)	(1,277)

Loss before income taxes	(9,927)	(10,690)

Income taxes (note 15)	-	-

Net loss	(9,927)	(10,690)

Other comprehensive income (loss)
Change in fair value	37	(869)
Foreign currency translation adjustment	(256)	6
	(219)	(863)

Comprehensive loss	$(10,146)	$(11,553)

Basic and diluted: Weighted average number of shares outstanding	174,654,565	164,746,054

Basic and diluted loss per common share (note 20)	$(0.06)	$(0.07)

See accompanying notes

IntelGenx Technologies Corp.

Consolidated Statements of Cash Flows

For the Year Ended December 31, 2023 and 2022

(Expressed in Thousands of U.S. Dollars ($'000) Except Share and Per Share Data)

	2023	2022
Funds (used) provided -

Operating activities
Net loss	$(9,927)	$(10,690)
Depreciation of tangible assets	766	777
Stock-based compensation	389	113
Accretion expense	373	271
DSU expense	28	(106)
Interest paid by issuance of common shares	-	171
Gain on debt extinguishment (note 11)	(1,148)	-
Lease non-cash expense	(1)	2
	(9,520)	(9,462)
Changes in non-cash items related to operations:
Accounts receivable	87	(29)
Prepaid expenses	(86)	(32)
Investment tax credits receivable	(9)	277
Inventory	(9)	-
Security deposits	120	(9)
Accounts payable and accrued liabilities	1,104	(495)
Accrued interest expense (note 11)	670	423
Deferred revenues	1,118	(189)
Net change in non-cash items related to operations	2,995	(54)
Net cash used in operating activities	(6,525)	(9,516)

Financing activities
Issuance of loan	3,000	3,000
Issuance of term loan	500	-
Finance lease payments	(58)	(35)
Proceeds from atai private placement	2,970	-
Transaction costs of atai private placement	(258)	-
Proceeds from exercise of stock options	2	-
Net proceeds from convertible notes	697	-
Transaction costs of convertible notes	(40)	-
Transaction costs of debt extinguishment (note 11)	(37)	-
Net cash provided by financing activities	6,776	2,965

Investing activities
Additions to leasehold improvements and equipment	(180)	(271)
Acquisitions of short-term investments	-	(5,739)
Redemptions of short-term investments	1,354	9,519
Net cash provided by investing activities	1,174	3,509

Increase (decrease) in cash	1,425	(3,042)

Effect of foreign exchange on cash	(353)	307

Cash

Beginning of year	1,210	3,945
End of year	$2,282	$1,210

See accompanying notes

IntelGenx Technologies Corp. Notes to Consolidated Financial Statements December 31, 2023 and 2022 (Expressed in U.S. Funds)

1. Basis of Presentation

IntelGenx Technologies Corp. (and collectively with IntelGenx Corp., our wholly-owned Canadian subsidiary, "IntelGenx" or the "Company") prepares its consolidated financial statements in accordance with accounting principles generally accepted in the United States of America ("USA"). This basis of accounting involves the application of accrual accounting and consequently, revenues and gains are recognized when earned, and expenses and losses are recognized when incurred.

The consolidated financial statements include the accounts of IntelGenx Technologies Corp. and IntelGenx Corp. On consolidation, all inter-entity transactions and balances have been eliminated.

The financial statements are expressed in U.S. funds.

2. Going Concern

The Company has financed its operations to date primarily through public offerings of its common stock, proceeds from issuance of convertible notes and debentures, bank loans, royalty, up-front and milestone payments, license fees, proceeds from exercise of warrants and options, and research and development revenues. The Company has devoted substantially all of its resources to its drug development efforts, conducting clinical trials to further advance the product pipeline, the expansion of its facilities, protecting its intellectual property and general and administrative functions relating to these operations. The future success of the Company is dependent on its ability to develop its product pipeline and ultimately upon its ability to attain profitable operations. As of December 31, 2023, the Company had approximately $2,282 in cash. The Company does not have sufficient existing cash and short-term investments to support operations for the next year following the issuance of these financial statements. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans to alleviate these conditions include pursuing one or more of the following steps to raise additional funding, none of which can be guaranteed or are entirely within the Company's control:

• Raise funding through the possible sale of the Company's common stock, including public or private equity financings.

• Raise funding through the Regulation A offering (note 21)

• Raise funding through debt financing.

• Continue to seek partners to advance product pipeline.

• Expand oral film manufacturing activities.

• Continue to contract oral film manufacturing activities.

If the Company is unable to raise further capital when needed or on attractive terms, or if it is unable to procure partnership arrangements to advance its programs, the Company would be forced to potentially delay, reduce or eliminate some of its research and development programs and commercial activities.

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the ordinary course of business. The accompanying consolidated financial statements do not include any adjustments or classifications that may result from the possible inability of the Company to continue as a going concern. Should the Company be unable to continue as a going concern, it may be unable to realize the carrying value of its assets and to meet its liabilities as they become due.

IntelGenx Technologies Corp. Notes to Consolidated Financial Statements December 31, 2023 and 2022 (Expressed in U.S. Funds)

3. Nature of Business

IntelGenx was incorporated in the State of Delaware as Big Flash Corp. on July 27, 1999. On April 28, 2006 Big Flash Corp. completed, through the Canadian holding corporation, the acquisition of IntelGenx Corp., a company incorporated in Canada on June 15, 2003 and headquartered in Montreal, Quebec. IntelGenx Corp. has continued operations as our operating subsidiary.

IntelGenx Corp. is a drug delivery company focused on the contract development and manufacturing of novel oral thin film products for the pharmaceutical market. More recently, IntelGenx made the decision to enter the psychedelic market. As a full service contract development and manufacturing organization ("CDMO") IntelGenx is offering partners a comprehensive portfolio of pharmaceutical services, including pharmaceutical research and development, clinical monitoring, regulatory support, technology transfer, manufacturing scale-up, and commercial manufacturing. The Company's main product development efforts are based upon three delivery platform technologies: (1) VersaFilm™, an oral film technology, (2) the VetaFilmTM technology platform for veterinary applications and (3) DisinteQ™ a disintegrating oral film technology.

The Company's business strategy is to leverage its proprietary drug delivery technologies and develop pharmaceutical products with tangible benefits for patients, for partners and, once the product launches, retain the exclusive manufacturing rights.

The Company has undertaken a strategy under which it will work with pharmaceutical companies in order to apply its oral film technology to pharmaceutical products for which patent protection is nearing expiration, a strategy which is often referred to as "lifecycle management." Under §505(b)(2) of the Food, Drug, and Cosmetics Act (the "FDCA"), the FDA may grant market exclusivity for a term of up to three years following approval of a listed drug that contains previously approved active ingredients but is approved in a new dosage, dosage form, route of administration or a combination.

The Company's product portfolio includes a blend of generic and branded products based on its proprietary delivery technology ("generic" products are essentially copies of products that have already received FDA approval). Of the 11 projects currently in the Company's portfolio, 10 use the VersaFilm™ technology and one uses the VetaFilm™ technology.

IntelGenx Technologies Corp. Notes to Consolidated Financial Statements December 31, 2023 and 2022 (Expressed in U.S. Funds)

4. Summary of Significant Accounting Policies

Revenue Recognition

The Company may enter into licensing and collaboration agreements for product development, licensing, supply and manufacturing for its product pipeline. The terms of the agreements may include non-refundable signing and licensing fees, milestone payments and royalties on any product sales derived from collaborations. These contracts are analyzed to identify all performance obligations forming part of these contracts. The transaction price of the contract is then determined. The transaction price is allocated between all performance obligations on a residual standalone selling price basis. The stand-alone selling price is estimated based on the comparable market prices, expected cost plus margin and the Company's historical experience.

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfies a performance obligation by transferring control over a product or service to a customer.

Taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue.

The following is a description of principal activities - separated by nature - from which the Company generates its revenue.

Product revenue

The Company recognizes revenue from the sale of its products when the following conditions are met; delivery has occurred; the price is fixed or determinable; the collectability is reasonable assured and persuasive evidence of an arrangement exists.

Research and Development Revenue

Revenues with corporate collaborators are recognized as the performance obligations are satisfied over time, and the related expenditures are incurred pursuant to the terms of the agreement.

Licensing and Collaboration Arrangements

Licenses are considered to be right-to-use licenses. As such, the Company recognizes the licenses revenues at a point in time, upon granting the licenses.

Milestone payments are considered variable consideration. As such, the Company estimates variable consideration at the most likely amount to which we expect to be entitled. The estimated amounts are included in the transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved. At the end of each subsequent reporting period, the Company re-evaluates the probability of achievement of such development milestones and any related constraint, and if necessary, adjusts its estimate of the overall transaction price. Any such adjustments are recorded on a cumulative catch-up basis, which would affect license, research and other revenues in the period during which the adjustment is recognized. The process of successfully achieving the criteria for the milestone payments is highly uncertain. Consequently, there is significant risk that the Company may not earn all of the milestone payments for each of its contracts.

IntelGenx Technologies Corp. Notes to Consolidated Financial Statements December 31, 2023 and 2022 (Expressed in U.S. Funds)

4. Summary of Significant Accounting Policies (Cont'd)

Royalties are typically calculated as a percentage of net sales realized by the Company's licensees of its products (including their sub-licensees), as specifically defined in each agreement. The licensees' sales generally consist of revenues from product sales of the Company's product pipeline and net sales are determined by deducting the following: estimates for chargebacks, rebates, sales incentives and allowances, returns and losses and other customary deductions in each region where the Company has licensees. Revenues arising from royalties are considered variable consideration. As such, the Company estimates variable consideration at the most likely amount to which we expect to be entitled. The estimated amounts are included in the transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The financial statements include estimates based on currently available information and management's judgment as to the outcome of future conditions and circumstances. Significant estimates in these financial statements include the useful lives and impairment of long-lived assets, stock-based compensation costs, and the investment tax credits receivable. Changes in the status of certain facts or circumstances could result in material changes to the estimates used in the preparation of the financial statements and actual results could differ from the estimates and assumptions.

Financial instruments - Credit losses

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB Accounting Standards Codification ("ASC") 326 20, Financial Instruments - Credit Losses. FASB ASC 326 20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that is deducted from the asset's amortized cost basis. Changes in the allowance for credit losses are reported in Credit Loss expense, included in Selling, General and Administrative Expenses.

Accounts Receivable

The Company's accounts receivable relate to licensing and collaboration agreements for product development, licensing, supply and manufacturing agreements. These accounts receivable are short term in nature. The Company estimates expected credit losses over the life of the financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

Investment Tax Credits

Investment tax credits relating to qualifying expenditures are recognized in the accounts at the time at which the related expenditures are incurred and there is reasonable assurance of their realization. Management has made estimates and assumptions in determining the expenditures eligible for investment tax credits claimed. Investment tax credits received in the year ended December 31, 2023 totaled $149 (2022: $378).

IntelGenx Technologies Corp. Notes to Consolidated Financial Statements December 31, 2023 and 2022 (Expressed in U.S. Funds)

4. Summary of Significant Accounting Policies (Cont'd)

Inventory

The Company values inventory at the lower of cost and net realizable value where net realizable value represents the expected sale price upon disposition less make-ready costs and the costs of disposal and transportation and determines the cost of raw material inventory using the average-cost method. The Company analyzes its inventory levels quarterly and adjusts inventory to its net realizable value, if required, for obsolete, or has a cost basis in excess of its expected net realizable value.

Leasehold Improvements and Equipment

Leasehold improvements and equipment are recorded at cost. Provisions for depreciation are based on their estimated useful lives using the methods as follows:

On the declining balance method -

Laboratory and office equipment 20%

Computer equipment 30%

On the straight-line method -

Leasehold improvements  over the lease term

Manufacturing equipment  5 - 10 years

Upon retirement or disposal, the cost of the asset disposed of and the related accumulated depreciation are removed from the accounts and any gain or loss is reflected in income. Expenditures for repair and maintenance are expensed as incurred.

Leases

Leases are classified as either finance leases or operating leases. A lease is classified as a finance lease if any one of the following criteria are met: the lease transfers ownership of the asset by the end of the lease term, the lease contains an option to purchase the asset that is reasonably certain to be exercised, the lease term is for a major part of the remaining useful life of the asset or the present value of the lease payments equals or exceeds substantially all of the fair value of the asset. A lease is classified as an operating lease if it does not meet any one of these criteria.

Substantially all of the Company's operating leases are comprised of office space and property leases. The finance leases are comprised of laboratory equipment leases.

For all leases at the lease commencement date, a right-of-use asset and a lease liability are recognized. The right-of-use asset represents the right to use the leased asset for the lease term. The lease liability represents the present value of the lease payments under the lease.

IntelGenx Technologies Corp. Notes to Consolidated Financial Statements December 31, 2023 and 2022 (Expressed in U.S. Funds)

4. Summary of Significant Accounting Policies (Cont'd)

The right-of-use asset is initially measured at cost, which primarily comprises the initial amount of the lease liability, plus any initial costs incurred, consisting mainly of brokerage commissions, less any lease incentives received. All right-of-use assets are reviewed for impairment. The lease liability is initially measured as the present value of the lease payments, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company's secured incremental borrowing rate for the same term as the underlying lease.

Lease payments included in the measurement of the lease liability comprise the following: the fixed noncancelable lease payments, payments for optional renewal periods where it is reasonably certain the renewal period will be exercised, and payments for early termination options unless it is reasonably certain the lease will not be terminated early.

Lease modifications result in remeasurement of the lease liability.

Lease expense for operating leases consists of the lease payments plus any initial direct costs, primarily brokerage commissions, and is recognized on a straight-line basis over the lease term. Included in lease expense are any variable lease payments incurred in the period that were not included in the initial lease liability.

The Company has elected not to recognize right-of-use assets and lease liabilities for short-tern leases that have a term of 12 months or less. The effect of short-term leases on our right-of-use asset and lease liability was not material.

Impairment of Long-lived Assets

Long-lived assets held and used by the Company are reviewed for possible impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the estimated undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value thereof.

Security Deposits

Security deposits represent a refundable deposit paid to the landlord in accordance with the lease agreement and deposits held as guarantees by the Company's lenders in accordance with the lending facilities. The deposits will be repaid to the Company at the end of the lease.

IntelGenx Technologies Corp. Notes to Consolidated Financial Statements December 31, 2023 and 2022 (Expressed in U.S. Funds)

4. Summary of Significant Accounting Policies (Cont'd)

Foreign Currency Translation

The Company's reporting currency is the U.S. dollar. The Canadian dollar is the functional currency of the Company's Canadian operations, which is translated to the United States dollar using the current rate method. Under this method, accounts are translated as follows:

Assets and liabilities - at exchange rates in effect at the balance sheet date;

Revenue and expenses - at average exchange rates prevailing during the year;

Equity - at historical rates.

Gains and losses arising from foreign currency translation are included in other comprehensive income.

Income Taxes

The Company accounts for income taxes in accordance with FASB ASC 740 "Income Taxes". Deferred taxes are provided on the liability method whereby deferred tax assets are recognized for deductible temporary differences, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Unrecognized Tax Benefits

The Company accounts for unrecognized tax benefits in accordance with FASB ASC 740 "Income Taxes". ASC 740 prescribes a recognition threshold that a tax position is required to meet before being recognized in the financial statements and provides guidance on de-recognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition issues. ASC 740 contains a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained upon ultimate settlement with a taxing authority, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate settlement.

Additionally, ASC 740 requires the Company to accrue interest and related penalties, if applicable, on all tax positions for which reserves have been established consistent with jurisdictional tax laws. The Company elected to classify interest and penalties related to the unrecognized tax benefits in the income tax provision.

Share-Based Payments

The Company accounts for share-based payments to employees in accordance with the provisions of FASB ASC 718 "Compensation-Stock Compensation" and accordingly recognizes in its financial statements share-based payments at their fair value. In addition, the Company will recognize in the financial statements an expense based on the grant date fair value of stock options granted to employees. The expense will be recognized on a straight-line basis over the vesting period and the offsetting credit will be recorded in additional paid-in capital. Upon exercise of options, the consideration paid together with the amount previously recorded as additional paid-in capital will be recognized as capital stock. The Company uses the Black-Scholes option pricing model to determine the fair value of the options.

IntelGenx Technologies Corp. Notes to Consolidated Financial Statements December 31, 2023 and 2022 (Expressed in U.S. Funds)

4. Summary of Significant Accounting Policies (Cont'd)

The Company measures compensation expense for its non-employee stock-based compensation under ASC 718, "Compensation-Stock Compensation" and accordingly recognizes in its financial statements share-based payments at their fair value. In addition, the Company will recognize in the financial statements as expense over the service period, as if the Company had paid cash for the services.

Loss Per Share

Basic loss per share is calculated based on the weighted average number of shares outstanding during the year. Any antidilutive instruments are excluded from the calculation of diluted loss per share.

Fair Value Measurements

ASC 820 applies to all assets and liabilities that are being measured and reported on a fair value basis. ASC 820 requires disclosure that establishes a framework for measuring fair value in US GAAP, and expands disclosure about fair value measurements. This statement enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The statement requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities.

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

In determining the appropriate levels, the Company performs a detailed analysis of the assets and liabilities that are subject to ASC 820. At each reporting period, all assets and liabilities for which the fair value measurement is based on significant unobservable inputs are classified as Level 3. Short-term investments are classified Level 1.

Fair Value of Financial Instruments

The fair value represents management's best estimates based on a range of methodologies and assumptions. The carrying value of receivables and payables arising in the ordinary course of business and the investment tax credits receivable approximate fair value because of the relatively short period of time between their origination and expected realization.

5. Short-term investments

As at December 31, 2023, short-term investments amounted to $Nil. As at December 31, 2022, short-term investments consisted of investments in mutual funds of $1.3 million and were with a Canadian financial institution having a high credit rating.

IntelGenx Technologies Corp. Notes to Consolidated Financial Statements December 31, 2023 and 2022 (Expressed in U.S. Funds)

6. Inventory

Inventory as at December 31, 2023 consisted of raw materials in the amount of $71 thousand (2022 - $62 thousand). An amount of $23 thousand ($19 in 2022) was recognized in Manufacturing expenses and an amount of $10 (2022 - $Nil thousand) was recognized in Research and development expenses.

7. Leasehold Improvements and Equipment

			2023	2022
		Accumulated	Net Carrying	Net Carrying
	Cost	Depreciation	Amount	Amount

Manufacturing equipment	$4,789	$2,034	$2,755	$2,894
Laboratory and office equipment	1,621	1,239	382	419
Computer equipment	161	132	29	34
Leasehold improvements	3,366	2,574	792	1,078
	$9,937	$5,979	$3,958	$4,425

As at December 31, 2023, no depreciation has been recorded on manufacturing equipment in the amount of $1,838 thousand (2022 - $1,715 thousand) as this equipment is not yet in use.

8. Bank Indebtedness

The Company's credit facility is subject to review annually and consists of corporate credits cards of up to CAD$50 thousand ($38 thousand) and $30 thousand, and foreign exchange contracts limited to CAD$425 thousand ($321 thousand).

9. Convertible Notes

Current liabilities

On October 15, 2020, the Company announced the closing of an offering by way of private placement to certain investors in the United States of $1.2 million principal amount of 8% convertible notes due October 15, 2024. The Notes will bear interest at a rate of 8% per annum, payable quarterly, and will be convertible into shares of common stock of the Company beginning 6 months after their issuance at a price of $0.18 per Share. The Company intends to use the proceeds of the Offering for working capital purposes. In connection with the Offering, the Company paid to an agent a cash commission of approximately $85,000 in the aggregate and issued non-transferable warrants to the agent, entitling the holder to purchase 482,000 common shares at a price of $0.18 per Share until October 15, 2022.

On October 23, 2020, the Company announced the closing of a second tranche of the Notes to certain investors in the United States of $557 thousand principal amount of 8% convertible notes due Oct 15, 2024. The Notes bear interest at a rate of 8% per annum, payable quarterly, and are convertible into shares of common stock of the Company beginning 6 months after their issuance at a price of $0.18 per Share. In connection with the Offering, the Company paid to an agent a cash commission of approximately $39,000 in the aggregate and issued non-transferable warrants to the agent, entitling the holder to purchase 222,800 common shares at a price of $0.18 per Share until October 15, 2022.

IntelGenx Technologies Corp. Notes to Consolidated Financial Statements December 31, 2023 and 2022 (Expressed in U.S. Funds)

9. Convertible Notes (Cont'd)

Management has determined the value of the agents' warrants to be $44,000.

The convertible notes have been recorded as a liability. Total transactions costs in the amount of $268 thousand were recorded against the liability. The accretion expense for the year ended December 31, 2023 amounts to $68 thousand (2022: $59 thousand). The warrants have been recorded as equity.

The components of the convertible notes are as follows:

	December 31, 2023	December 31, 2022
Attributed value of net proceeds to convertible notes	$1,397	$1,397
Accretion	193	126
Convertible note	$1,590	$1,523

The interest on the convertible notes for the year ended December 31, 2023 amounts to $132,000 (2022: $132,000). The interest is recorded in financing and interest expense.

On May 8, 2018, the Company closed its previously announced offering by way of private placement (the "Offering"). In connection with the Offering, the Company issued 320 units (the "Units") at a subscription price of $10,000 per Unit for gross proceeds of $3,200,000. A related party of the Company participated in the Offering and subscribed for an aggregate of two Units.

Each Unit is comprised of (i) 7,940 common shares of the Corporation ("Common Shares"), (ii) a $5,000 convertible 6% note (a "Note"), and (iii) 7,690 warrants to purchase common shares of the Corporation ("Warrants"). Each Note bears interest at a rate of 6% (payable quarterly, in arrears, with the first payment being due on September 1, 2018), matured on June 1, 2021 and is convertible into Common Shares at a conversion price of $0.80 per Common Share. Each Warrant entitles its holder to purchase one Common Share at a price of $0.80 per Common Share until June 1, 2021.

In connection with the Offering, the Company paid to the Agents a cash commission of approximately $157,800 in the aggregate and issued non-transferable agents' warrants to the Agents, entitling the Agents to purchase 243,275 common shares at a price of $0.80 per share until June 1, 2021. Management has determined the value of the agents' warrants to be $50,000.

The proceeds of the Units are attributed to liability and equity components based on the fair value of each component as follows:

	Gross proceeds	Transaction costs	Net proceeds

Common stock	$1,627	$167	$1,460
Convertible notes	1,086	111	975
Warrants	487	50	437
	$3,200	$328	$2,872

IntelGenx Technologies Corp. Notes to Consolidated Financial Statements December 31, 2023 and 2022 (Expressed in U.S. Funds)

9. Convertible Notes (Cont'd)

On May 19, 2021, the noteholders approved the amendment of the terms of the convertible notes. The maturity date of the convertible notes was extended from June 1, 2021 to October 31, 2024, the interest rate of the notes increased from 6% to 8%, and the conversion price was reduced from $0.80 to $0.44. These amendments were accounted for as an extinguishment and the notes were re-measured at fair value on June 1, 2021. This re-measurement resulted in a gain on extinguishment in the amount of $151,000 recognized in finance and interest income.

The components of the convertible notes subsequent to the amendments are as follows:

	December 31, 2023	December 31, 2022
Face value of the convertible notes	$909	$909
Transaction costs	(29)	(29)
Accretion	87	52
Convertible notes	$967	$932

The convertible notes have been recorded as a liability. Total transactions costs in the amount of $29 thousand were recorded against the liability. The accretion expense for the year ended December 31, 2023 amounts to $35,000 (2022: $31,000).

The interest on the convertible notes for the year ended December 31, 2023 amounts to $80 thousand (2022: $80 thousand) and is recorded in financing and interest expense.

Long-term liabilities

On August 31, 2023 the Company announced the closing of the first tranche of a non-brokered private placement (the "Offering") of units ("Units") from atai for aggregate gross proceeds of approximately US$3 million, including US$750,000 received by the Company pursuant to the Subsequent atai Subscription (as defined below) upon Shareholder Approvals (as defined below).

Pursuant to the Offering, (i) United States subscribers can subscribe for Units (the "US Units") at a price of US$1,000 per US Unit, each US Unit being comprised of a US$1,000 principal amount convertible promissory note (the "US Notes") and 5,405 common stock purchase warrants (the "US Warrants").

The US Notes are convertible into shares of common stock of the Company (the "Shares") at the option of the holder at a price of US$0.185 (the "US Conversion Price"), at anytime from the date that is six (6) months following their issuance up to and including August 31, 2026, and bear interest at 12% per annum, payable quarterly, in arrears, with first payment due September 30, 2023 and every 3 months thereafter. The US Warrants entitle the holders thereof to purchase Shares at a price of US$0.26 per Share, for a period of 3 years following their issuance.

atai, a significant shareholder and partner of the Company, subscribed for 2,220 US Units for aggregate gross proceeds to the Company of US$2,220,000 (the "Initial atai Proceeds"). In addition, atai committed to subscribe for an additional 750 US Units for additional aggregate proceeds to the Company of US$750,000 (collectively with the Initial atai Proceeds, the "atai Proceeds") on the same terms (the "Subsequent atai Subscription"), subject to the Company obtaining the Shareholder Approvals, which it did on November 28, 2023.

IntelGenx Technologies Corp. Notes to Consolidated Financial Statements December 31, 2023 and 2022 (Expressed in U.S. Funds)

9. Convertible Notes (Cont'd)

On September 30, 2023, the Company and atai agreed, subject to obtaining TSX approval and the Shareholder Approvals, to enter into an amendment (the "Subscription Agreement Amendment") to the subscription agreement entered into by and between the Company and atai in connection with the Offering to provide atai with the right (the "Call Option") to purchase up to an additional 7,401 US Units (the "Call Option Units") at any time prior to August 31, 2026. The Call Option Units, to the extent atai exercises the Call Option in whole or in part, will be issued on the same terms as the US Units, including with respect to the US Conversion Price, maturity date, interest rate and the number of warrants issued in connection therewith. The Subscription Agreement Amendment will provide that the issuance of any Call Option Units will result in a corresponding reduction in atai's remaining purchase right pursuant to the amended and restated securities purchase agreement dated May 14, 2021, which such right to be reduced by the number of Shares issuable upon the conversion of the principal amount outstanding under such issued Call Option Units.

IntelGenx intends to use the proceeds of the Offering to fund the Company's wholly-owned Canadian subsidiary, continuing formulation and development efforts related to ongoing collaborations between IGXT and atai as well as working capital and expenses related to the Offering.

The proceeds of the Units are attributed to liability and equity components based on the fair value of each component as follows:

	Gross proceeds	Transaction costs	Net proceeds

Convertible notes	$1,969	$169	$1,800
Warrants	1,001	89	912
	$2,970	$258	$2,712

The convertible notes have been recorded as a liability. Total transactions costs in the amount of $169 thousand were recorded against the liability. The accretion expense for the year ended December 31, 2023 amounts to $67,000 (2022: $Nil). The warrants have been recorded as equity.

The components of the convertible notes are as follows:

December 31, 2023

Attributed value of net proceeds to convertible notes	$1,800
Accretion	67
Convertible notes	$1,867

The interest on the convertible notes for year ended December 31, 2023 amounts to $96 thousand (2022: $Nil) and is recorded in financing and interest expense.

The proceeds of the Units are attributed to liability and equity components based on the fair value of each component. Management has determined the value attributed to the warrants to be $912.

IntelGenx Technologies Corp. Notes to Consolidated Financial Statements December 31, 2023 and 2022 (Expressed in U.S. Funds)

9. Convertible Notes (Cont'd)

On March 21, 2023, the Company announced the closing of an offering by way of private placement to certain investors in the United States of $763 thousand principal amount of 10% convertible notes due March 1, 2027. The Notes will bear interest at a rate of 10% per annum, payable quarterly, and will be convertible into shares of common stock of the Company beginning 6 months after their issuance at a price of $0.20 per Share. The Company intends to use the proceeds of the Offering to finance the Company's Rizaport and Buprenorphine programs as well as for working capital. In connection with the Offering, the Company paid to an agent a cash commission of approximately $53,000 in the aggregate and issued non-transferable warrants to the agent, entitling the holder to purchase 304,000 common shares at a price of $0.20 per Share until March 21, 2025.

Management has determined the value of the agents' warrants to be $19,000.

The convertible notes have been recorded as a liability. Total transactions costs in the amount of $126 thousand were recorded against the liability. The accretion expense for the year ended December 31, 2023 amounts to $19,000 (2022: $Nil). The warrants have been recorded as equity.

The components of the convertible notes are as follows:

December 31, 2023

Face value of the convertible notes	$763
Transaction costs	(126)
Accretion	19
Convertible notes	$656

The interest on the convertible notes for the year ended December 31, 2023 amounts to $59,000 (2022: $Nil) and is recorded in financing and interest expense.

On August 5, 2021, the Company announced the closing of an offering by way of private placement to certain investors in the United States of $2.1 million principal amount of 8% convertible notes due July 31, 2025. The Notes bear interest at a rate of 8% per annum, payable quarterly, and are convertible into shares of common stock of the Company beginning 6 months after their issuance at a price of $0.40 per Share. The Company intends to use the proceeds of the Offering for the Montelukast clinical program. In connection with the Offering, the Company paid to an agent a cash commission of approximately $199,525 in the aggregate and issued non-transferable warrants to the agent, entitling the holder to purchase 613,000 common shares at a price of $0.40 per Share until August 4, 2023. On May 8, 2023, the expiry date of these warrants was extended by an additional 12 months to August 4, 2024. The impact of the modification on the financial statements was insignificant.

Management has determined the value of the agents' warrants to be $164,000.

The convertible notes have been recorded as a liability. Total transactions costs in the amount of $403 thousand were recorded against the liability. The accretion expense for the year ended December 31, 2023 amounts to $98,000 (2022: $85,000). The warrants have been recorded as equity.

IntelGenx Technologies Corp. Notes to Consolidated Financial Statements December 31, 2023 and 2022 (Expressed in U.S. Funds)

9. Convertible Notes (Cont'd)

The components of the convertible notes are as follows:

	December 31, 2023	December 31, 2022
Face value of the convertible notes	$2,101	$2,101
Transaction costs	(403)	(403)
Accretion	217	119
Convertible notes	$1,915	$1,817

The interest on the convertible notes for the year ended December 31, 2023 amounts to $168,000 (2022: $168,000) and is recorded in financing and interest expense.

10. Term loan

On December 5, 2023, atai Life Sciences ("atai") has granted to the Company a secured term loan for $500,000, bearing interest at 14%. Principal of and interest on this Term Loan from time to time outstanding shall be due and payable from thirty five percent (35%) of the proceeds of each closing of equity financing until the principal balance and any outstanding balance is paid in full. Regardless of whether any closing of equity financing occurs, the outstanding and remaining principal balance and interest on this term loan shall be due and payable by December 31, 2024. The interest for the year ended December 31, 2023 amounts to $5,000 and is recorded in financing and interest expense (2022 - $Nil).

11. Loan Payable

atai Life Sciences ("atai") has granted to the Company a secured loan in the amount of $8,500,000, bearing interest at 8%. The loan is guaranteed by the Company and secured by all present and future movable property, rights and assets of the Company, excluding any intellectual property or technology controlled or owned by the Company.

On August 31, 2023, the Company entered into an amending agreement (the "Amending Agreement") in respect of the amended and restated loan agreement dated as of September 14, 2021 (the "Loan Agreement") between the Company, as borrower, and atai, as lender pursuant to which, among other things, the maturity date of the Loan Agreement was extended from January 5, 2024 to January 5, 2025, and the Company granted additional security to atai over any non-licensed intellectual property of the Company (the "Loan Amendment"). The transaction is accounted for as a modification. The impact of the modification on the financial statements was insignificant.

On September 30, 2023, the Company and atai also agreed, subject to obtaining TSX and Shareholder approvals, to enter into a second amendment to the Loan Agreement (the "Second Amendment") to provide, among other things, for the ability for atai to convert the principal and accrued interest outstanding under the Loan Agreement into Shares. On November 28, 2023, the Company announced shareholder approvals of the financing transactions. As a result, atai has the ability to convert the principal and accrued interest under the Loan Agreement into shares of common stock of the Company (the "Shares") at a price of US$0.185 (the "US Conversion Price"). This transaction is accounted for as an extinguishment and the debt was re-measured at fair value on November 28, 2023. This re-measurement resulted in a gain on extinguishment in the amount of $1,148,000 recognized in finance and interest income.

IntelGenx Technologies Corp. Notes to Consolidated Financial Statements December 31, 2023 and 2022 (Expressed in U.S. Funds)

11. Loan Payable (Cont'd)

The loan bears interest at 8% and is convertible into shares of common stock of the Company. The interest for the year ended December 31, 2023 amounts to $671,000 and is recorded in financing and interest expense (2022 - $423,000). As at December 31, 2023, the Company has accrued interest expense totalling $1,249 thousand (2022: $579 thousand). The accretion expense for the year ended December 31, 2023 amounts to $86 thousand (2022: $Nil).

The components of the Company's debt subsequent to the extinguishment are as follows

December 31, 2023
Face value of the loan payable	$8,500
Gain on extinguishment	(1,148)
Transaction costs	(37)
Accretion	86
Loan payable	$7,401

Atai is an insider of the Company as a result of its beneficial ownership of, or control or discretion over, directly or indirectly, greater than 10% of the outstanding Shares.

12. Contingencies

Contingencies

The government authorities have assessed the Company with respect to sales taxes claimed on certain expenses between 2017 and 2020, which the government is denying. The sales tax assessments amount to $322,000 (including interest and penalties of $35,000), which was paid to avoid further interest and penalties. The Company disagrees with the government's position and the sales tax assessments are under appeal. In the event the Company is unsuccessful in its appeal, sales taxes expenses would increase by $287,000 and net earnings would decrease by $287,000.

13. Capital Stock

	2023	2022

Authorized -

580,000,000 common shares of $0.00001 par value
20,000,000 preferred shares of $0.00001 par value

Issued -

174,658,096 (December 31, 2022: 174,646,196) common shares	$1	$1

IntelGenx Technologies Corp. Notes to Consolidated Financial Statements December 31, 2023 and 2022 (Expressed in U.S. Funds)

13. Capital Stock (Cont'd)

On November 28, 2023, the shareholders of the Company approved an amendment to increase the total number of authorized shares of capital stock of the Company from 470,000,000 to 600,000,000 and to increase the total authorized shares of the Company's common stock at $0.00001 par value, from 450,000,000 shares to 580,000,000 shares.

Stock options

During the year ended December 31, 2023, 11,900 stock options were exercised for 11,900 common shares having a par value of $0 thousand in aggregate, for cash consideration of $2 thousand, resulting in an increase in additional paid-in capital of $2 thousand. No stock options were exercised during the year ended December 31, 2022.

Stock-based compensation of $389 thousand and $113 thousand was recorded during the years ended December 31, 2023 and 2022 respectively. An amount of $377 thousand (2022 - $101 thousand) expensed relates to stock options granted to employees and an amount of $12 (2022- $12 thousand) relates to stock options granted to a consultant during the year ended December 31, 2021. As at December 31, 2023 the Company has $472 thousand (2022 - $39 thousand) of unrecognized stock-based compensation, of which $Nil (2022 - $12) relates to options granted to consultants.

14. Additional Paid-In Capital

Stock Options

The fair value of options granted to employees has been estimated according to the Black-Scholes valuation model and based on the weighted average of the following assumptions for options granted to employees during the years ended:

	2023	2022

Exercise price	0.18	0.16
Expected volatility	87%	84%
Expected life	5.65 years	5.63 years
Risk-free interest rate	3.51%	3.47%
Dividend yield	Nil	Nil

The weighted average fair value of the options granted to employees during the year ended December 31, 2023 is $0.13 (2022 - $0.11).

IntelGenx Technologies Corp. Notes to Consolidated Financial Statements December 31, 2023 and 2022 (Expressed in U.S. Funds)

14. Additional Paid-In Capital (Cont'd)

Information with respect to employees' stock option activity for 2022 and 2023 is as follows:

	Number of options	Weighted average exercise price $

Outstanding - January 1, 2022	4,412,318	0.56

Granted	150,000	0.16
Expired	(266,250)	(0.62)
Forfeited	(58,750)	(0.32)

Outstanding - December 31, 2022	4,237,318	0.54

Granted	6,795,000	0.18
Expired	(897,470)	(0.57)
Forfeited	(462,500)	(0.21)
Exercised	(11,900)	(0.12)

Outstanding - December 31, 2023	9,660,448	0.30

Information with respect to consultant's stock option activity for 2022 and 2023 is as follows:

	Number of options	Weighted average exercise price $

Outstanding - January 1, 2022, December 31, 2022 and December 31, 2023	100,000	0.35

IntelGenx Technologies Corp. Notes to Consolidated Financial Statements December 31, 2023 and 2022 (Expressed in U.S. Funds)

14. Additional Paid-In Capital (Cont'd)

Details of stock options outstanding as at December 31, 2023 are as follows:

	Outstanding options				Exercisable options

Exercise prices $	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price $	Aggregate intrinsic value $	Number of options	Weighted average exercise price $	Aggregate intrinsic value $

0.12	100,600	0.09	0.00		50,600	0.00
0.14	110,000	0.11	0.00		-	-
0.17	4,750,000	4.52	0.08		1,900,000	0.06
0.19	1,175,000	1.12	0.02		75,000	0.00
0.24	310,000	0.29	0.01		-	-
0.27	1,125,000	0.80	0.03		1,125,000	0.05
0.34	25,000	0.02	0.00		18,750	0.00
0.35	100,000	0.08	0.00		100,000	0.01
0.44	100,000	0.08	0.01		100,000	0.01
0.58	600,000	0.10	0.04		600,000	0.07
0.66	125,000	0.05	0.01		125,000	0.02
0.73	225,000	0.06	0.02		225,000	0.03
0.76	565,000	0.25	0.05		565,000	0.08
0.77	299,848	0.11	0.02		299,848	0.04
0.89	150,000	0.05	0.01		150,000	0.03
	9,760,448	7.73	0.30	2,012	5,334,198	0.40	1,012

Stock-based compensation expense recognized in 2023 with regards to the stock options was $370 thousand (2022: $113 thousand). As at December 31, 2023 the Company has $472 thousand (2022 - $39 thousand) of unrecognized stock-based compensation, of which $Nil (2022 - $12) relates to options granted to consultants. The amount of $472 thousand will be recognized as an expense over a period of three years. A change in control of the Company due to acquisition would cause the vesting of the stock options granted to employees to accelerate and would result in $472 thousand being charged to stock-based compensation expense.

IntelGenx Technologies Corp. Notes to Consolidated Financial Statements December 31, 2023 and 2022 (Expressed in U.S. Funds)

14. Additional Paid-In Capital (Cont'd)

Warrants

Information with respect to warrant activity for 2022 and 2023 is as follows:

	Number of warrants (All Exercisable)	Weighted average exercise price $

Outstanding - January 1, 2022	41,156,990	0.20
Expired	(704,800)	(0.18)
Outstanding - December 31, 2022	40,452,190	0.20
Granted	16,356,850	0.26
Expired	(17,459,190)	(0.57)
Outstanding - December 31, 2023	39,349,850	0.31

Deferred Share Units ("DSUs")

Under the DSU Plan, the Board may grant Deferred Share Units ("DSUs") to the participating directors at its discretion and, in addition, each participating director may elect to receive all or a portion of his or her annual cash stipend in the form of DSUs. To the extent DSUs are granted, the amount of compensation that is deferred is converted into a number of DSUs, as determined by the market price of our Common Stock on the effective date of the election. These DSUs are converted back into a cash amount at the expiration of the deferral period based on the market price of our Common Stock on the expiration date and paid to the director in cash in accordance with the payout terms of the DSU Plan. As the DSUs are on a cash-only basis, no shares of Common Stock will be reserved or issued in connection with the DSUs. During the year ended December 31, 2023, 781,250 DSUs have been granted under the DSU Plan (2022 - 543,478), accordingly, an amount of $185 thousand has been recognized in general and administrative expenses (2022 - $197 thousand).

During the year ended December 31, 2022, 298,640 DSUs were converted back into a cash amount of CAD $64 thousand (49 thousand) and paid to the director.

Performance and Restricted Share Units ("PRSUs")

During the year ended December 31, 2023, the Company granted 400,000 Performance Restricted Share Units to certain employees, which vest if certain market conditions are met. The PRSUs vest based on the achievement of specified market conditions over a performance period of 3 years. The PRSUs expire 3 years after the grant date. The market conditions are based on the Company's stock price achieving specified targets over a continuous period of 30 calendar days. If the market conditions are met, the PRSUs will vest and become payable in shares of the Company's common stock.

The PRSUs were accounted for at their fair value, as determined by the Binomial Lattice valuation model, of approximately $23 thousand. As at December 31, 2023, an amount of $6 thousand has been recognized as stock-based compensation in general and administrative expenses. As at December 31, 2023, 400,000 rewards have been issued under the PRSU Plan and there are 350,000 rewards outstanding. No rewards were granted under the PRSU Plan in 2022.

IntelGenx Technologies Corp. Notes to Consolidated Financial Statements December 31, 2023 and 2022 (Expressed in U.S. Funds)

14. Additional Paid-In Capital (Cont'd)

On April 4, 2023, 100,000 rewards have been issued under the RSU Plan having a fair value of $18 thousand. As at December 31, 2023, an amount of $13 thousand has been recognized as stock-based compensation in general and administrative expenses. The RSUs expire 3 years after the grant date. As at December 31, 2023, 153,846 rewards have been issued under the RSU Plan. No rewards were granted under RSU Plan in 2022.

15. Income Taxes

Income taxes reported differ from the amount computed by applying the statutory rates to net income (losses). The reasons are as follows:

	2023	2022
Statutory income taxes	$(2,623)	$(3,062)
Net operating losses for which no tax benefits have been recorded	1,694	1,785
Excess (deficiency) of depreciation over capital cost allowance	203	(52)
Non-deductible expenses	242	918
Undeducted research and development expenses	525	455
Investment tax credit	(41)	(44)
	$-	$-

The major components of the deferred tax assets classified by the source of temporary differences are as follows:

	2023	2022
Leasehold improvements and equipment	$(191)	$184
Net operating losses carryforward	15,259	12,789
Undeducted research and development expenses	4,376	4,122
Non-refundable tax credits carryforward	3,388	2,780
	22,832	19,875
Valuation allowance	(22,832)	(19,875)
	$-	$-

As at December 31, 2023, management determined that enough uncertainty existed relative to the realization of deferred income tax asset balances to warrant the application of a full valuation allowance.

There were Canadian and provincial net operating losses of approximately $52,703 thousand (2022: $45,041 thousand) and $63,394 thousand (2022: $52,004 thousand) respectively, that may be applied against earnings of future years. Utilization of the net operating losses is subject to significant limitations imposed by the change in control provisions. Canadian and provincial losses will be expiring between 2026 and 2043. A portion of the net operating losses may expire before they can be utilized.

IntelGenx Technologies Corp. Notes to Consolidated Financial Statements December 31, 2023 and 2022 (Expressed in U.S. Funds)

15. Income Taxes (Cont'd)

As at December 31, 2023, the Company had non-refundable tax credits of $3,391 thousand (2022: $3,004 thousand) of which $8 thousand is expiring in 2026, $10 thousand is expiring in 2027, $170 thousand is expiring in 2028, $149 thousand is expiring in 2029, $127 thousand is expiring in 2030, $136 thousand is expiring in 2031, $170 thousand is expiring in 2032, $113 thousand is expiring in 2033, $86 thousand expiring in 2034, $101 thousand is expiring in 2035, $139 thousand expiring in 2036, $265 thousand is expiring in 2037, $572 thousand expiring in 2038, $346 thousand expiring in 2039, $226 thousand expiring in 2040, $231 thousand expiring in 2041, $270 expiring in 2042, and $272 thousand expiring in 2043 and undeducted research and development expenses of $19,142 thousand (2022: $17,031 thousand) with no expiration date.

The deferred tax benefit of these items was not recognized in the accounts as it has been fully provided for.

Unrecognized Tax Benefits

The Company does not have any unrecognized tax benefits.

Tax Years and Examination

The Company files tax returns in each jurisdiction in which it is registered to do business. For each jurisdiction a statute of limitations period exists. After a statute of limitations period expires, the respective tax authorities may no longer assess additional income tax for the expired period. Similarly, the Company is no longer eligible to file claims for refund for any tax that it may have overpaid. The following table summarizes the Company's major tax jurisdictions and the tax years that remain subject to examination by these jurisdictions as of December 31, 2023:

Tax Jurisdictions	Tax Years
Federal - Canada	2019 and onward
Provincial - Quebec	2019 and onward
Federal - USA	2019 onward

IntelGenx Technologies Corp. Notes to Consolidated Financial Statements December 31, 2023 and 2022 (Expressed in U.S. Funds)

16.  Revenues

The following table presents our revenues disaggregated by revenue source. Sales and usage-based taxes are excluded from revenues:

	December 31, 2023	December 31, 2022

Research and development agreements	$884	$824
Product revenue	-	78
Research and development milestone	125	-
Royalties on product sales	30	48
	$1,039	$950

The following table presents our revenues disaggregated by timing of recognition:

	December 31, 2023	December 31, 2022

Product and services transferred at point in time	$155	$271
Products and services transferred over time	884	679
	$1,039	$950

The following table presents our revenues disaggregated by geography, based on the billing addresses of our customers:

	December 31, 2023	December 31, 2022
Europe	$840	$701
Canada	6	104
United States	193	145
	$1,039	$950

Remaining performance obligations

As at December 31, 2023, the aggregate amount of the transaction price allocated to the remaining performance obligation is $3,359 representing research and development agreements. The Company is also eligible to receive up to $2,414 in research and development milestone payments, approximately 100% of which is expected to be recognized in the next three years; up to $401 in commercial sales milestone payments which are wholly dependent on the marketing efforts of our development partners. In addition, the Company is entitled to receive royalties on potential sales.

The Company applies the practical expedient in paragraph 606-10-50-14 and does not disclose information about the remaining performance obligations that have original expected durations of one year or less.

IntelGenx Technologies Corp. Notes to Consolidated Financial Statements December 31, 2023 and 2022 (Expressed in U.S. Funds)

17.  Statement of Cash Flows Information

In US$ thousands	2023	2022

Additional Cash Flow Information:

Interest paid	$447	$396

18.  Leases

Operating leases

Substantially all our operating lease right-of-use assets and operating lease liability represents leases for office space and property to conduct our business.

The operating lease expense for the year ended December 31, 2023 included in general and administrative expenses is $259 thousand (2022: $269 thousand). The cash outflows from operating leases for the year ended December 31, 2023 was $260 thousand (2022: $267 thousand).

The weighted average remaining lease term and the weighted average discount rate for operating leases at December 31, 2023 were 2.2 years and 10%, respectively.

The following table reconciles the undiscounted cash flows for the operating leases as at December 31, 2022 to the operating lease liabilities recorded on the balance sheet:

Operating Leases

2024	273
2025	273
2026	46
Total undiscounted lease payments	592
Less: Interest	114
Present value of lease liabilities	$478

Current portion of operating lease liability  $248

Operating lease liability $230

IntelGenx Technologies Corp. Notes to Consolidated Financial Statements December 31, 2023 and 2022 (Expressed in U.S. Funds)

18.  Leases (Cont'd)

Finance leases

Substantially all our finance lease right-of-use assets and finance lease liability represents leases for laboratory equipment to conduct our business.

The cash outflows from finance leases for the year ended December 31, 2023 was $58 thousand (2022: $35 thousand).

The weighted average remaining lease term and the weighted average discount rate for finance leases at December 31, 2023 were 1.4 years and 3.87%, respectively.

The following table reconciles the undiscounted cash flows for the finance leases as at December 31, 2023 to the finance lease liabilities recorded on the balance sheet:

Finance Leases

2024	$93
2025	37
Total undiscounted lease payments	130
Less: Interest	3
Present value of lease liabilities	$127

Current portion of finance lease liability  $90

Finance lease liability  $37

19.  Related Party Transactions

Included in management salaries are $359 thousand (2022 - $56 thousand) for options, PRSUs and RSUs granted to key management personnel under the 2022 Stock Option Plan. The Company considers its Chief Executive Officer, President and Chief Financial Officer, and Vice-Presidents to be key management personnel.

Also included in general and administrative expenses are director fees of $219 thousand (2022: $229 thousand).

The above related party transactions have been measured at the exchange amount which is the amount of the consideration established and agreed upon by the related parties.

IntelGenx Technologies Corp. Notes to Consolidated Financial Statements December 31, 2023 and 2022 (Expressed in U.S. Funds)

20. Basic and Diluted Loss Per Common Share

Basic and diluted loss per common share is calculated based on the weighted average number of shares outstanding during the year. Common equivalent shares from stock options, warrants and convertible debentures are also included in the diluted per share calculations unless the effect of the inclusion would be antidilutive.

21.  Subsequent Events

Subsequent to the end of the year on January 29, 2024, the Company granted 1,354,268 RSUs to certain employees and directors.

On February 20, 2024, the Company announced the launch of a Regulation A offering of up to 2,000,000 shares of Series A Convertible Cumulative Preferred Stock ("Series A Preferred Stock"), par value $0.00001 per share, at an offering price of $10.00 per share (the "Offering"), for a maximum Offering amount of $20,000,000.

Holders of the Series A Preferred Stock will be entitled to receive cumulative dividends in the amount of $0.20 per share each quarter, or 8% per year. Each share of Series A Preferred Stock will be convertible into twenty (20) shares of our common stock ("Common Stock) at the option of the holder, subject to certain conditions in accordance with the requirements of the Toronto Stock Exchange. Commencing on the fifth anniversary of the initial closing of this offering and continuing indefinitely thereafter, the Company shall have a right to call for redemption the outstanding shares of the Series A Preferred Stock at a call price equal to 150% of the original issue price of the Series A Preferred Stock, and correspondingly, each holder of shares of the Series A Preferred Stock shall have a right to sell the shares of Series A Preferred Stock held by such holder back to the Company at a price equal to 150% of the original issue purchase price of such shares. The Series A Preferred Stock being offered will rank, as to dividend rights and rights upon the Company's liquidation, dissolution, or winding up, senior to the Common Stock.

On March 11, 2024, the Company announced that it entered into a third amended and restated loan agreement dated as of March 8, 2024 (amending the second amended and restated loan agreement dated as of September 30, 2023) (the "Loan Agreement") with atai, pursuant to which, among other things, atai has agreed to make (i) one (1) additional term loan in the amount of US$1,000,000, which loan is to be disbursed within three (3) business days of the execution of the Loan Agreement (the "First Tranche Loan"), and (ii) one (1) additional term loan in the amount of US$1,000,000, which loan is to be disbursed upon the achievement of a pre-defined milestone (the "Second Tranche Loan" and collectively with the Second Tranche Loan, the "Additional Term Loans"). The Additional Term Loans will mature on February 1, 2026.

Subject to obtaining approval from the Toronto Stock Exchange (the "TSX"), the Loan Agreement provides for the ability for atai to convert (the "Conversion Feature"), from time to time, (i) the principal outstanding under the First Tranche Loan into shares of common stock of the Company (the "Shares") at a conversion price of US$0.185 per Share (the "Conversion Price"), and (ii) the principal outstanding under the Second Tranche Loan into Shares at a conversion price equal to the greater of (a) the Conversion Price and (b) the 5-day volume-weighted average price (the "5-day VWAP") of the Shares on the TSX ending on the day preceding the disbursement by atai of the Second Tranche Loan to the Company or IntelGenx, less the maximum permissible discount under the applicable TSX rules.

IntelGenx Technologies Corp. Notes to Consolidated Financial Statements December 31, 2023 and 2022 (Expressed in U.S. Funds)

21. Subsequent Events (Cont'd)

Additionally, and subject to approval of the TSX, the Company may elect, with the consent of atai, to pay any accrued but unpaid interest on the Additional Term Loans in Shares at a price per Share equal to the 5-day VWAP of the Shares ending on the day that is the second business day before the day the interest becomes due and payable, less the maximum permissible discount under the applicable TSX rules.

Concurrently to entering into the Loan Agreement, the Company has issued 4,000,000 warrants (the "Warrants") to atai. The Warrants entitle atai to purchase Shares at a price of US$0.17 per Share, for a period of 36 months following their issuance.

PART III - EXHIBITS

Exhibit Index

Exhibit No.	Description

1.1	Selling Agency (Engagement) Agreement, dated December 4, 2023, between IntelGenx Technologies Corp. and Digital Offering, LLC

1.2	Selling Agency (Engagement) Agreement Amendment, dated December 12, 2023, between IntelGenx Technologies Corp. and Digital Offering, LLC

1.3	Selling Agency Agreement, dated February 14, 2024, between IntelGenx Technologies Corp. and Digital Offering, LLC (incorporated by reference to Exhibit 1.3 of the Form 1-A offering statement (File No. 024-12386) filed on February 15, 2024)

2.1	Certificate of Incorporation (incorporated by reference to Exhibit 3.1 of the Form SB-2 (File No. 333-90149) filed on November 16, 1999)

2.2	Certificate of Amendment to the Certificate of Incorporation (incorporated by reference to Exhibit 3.1 of the Form 8-K filed on November 28, 2023)

2.3	Third Amended and Restated By-Laws (incorporated by reference to Exhibit 3.1 of the Form 8-K filed on March 21, 2022)

3.1	Description of the Company's Securities Registered Under Section 12 of the Securities Exchange Act of 1934 (incorporated by reference to Exhibit 4.3 of the Form 10-K filed on March 26, 2020)

3.2	Certificate of Designation of Series A Preferred Stock (incorporated by reference to Exhibit 3.2 of the Form 1-A offering statement (File No. 024-12386) filed on February 15, 2024)

4.1	Form of Subscription Agreement (MY IPO) (incorporated by reference to Exhibit 4.1 of the Form 1-A offering statement (File No. 024-12386) filed on February 15, 2024)

4.2	Form of Subscription Agreement (DealMaker) (incorporated by reference to Exhibit 4.2 of the Form 1-A offering statement (File No. 024-12386) filed on February 15, 2024)

5.1	Voting Trust Agreement (incorporated by reference to Exhibit 99.1 of the Form 8-K/A filed on May 5, 2006)

6.1	Registration Rights Agreement (incorporated by reference to Exhibit 10.4 of the Form SB-2 (File No. 333-135591) filed on July 3, 2006)

6.2	Principal's Registration Rights Agreement (incorporated by reference to Exhibit 10.5 of the Form SB-2 (File No. 333-135591) filed on July 3, 2006)

6.3	2006 Stock Option Plan (incorporated by reference to Exhibit 10.1 of the Form S-8 filed on November 21, 2006)

6.4	Amended and Restated 2006 Stock Option Plan, May 29, 2008 (incorporated by reference to Exhibit 10.24 of the Form 10-K filed on March 25, 2009)

6.5	Amended and Restated 2006 Stock Option Plan (incorporated by reference to Exhibit 4.3 of the Form S-8 filed on November 15, 2010)

6.6	Second Amended 2016 Stock Option Plan, July 16, 2020 (incorporated by reference to Exhibit 4,1 of the Form 8-K on July 17, 2020)

6.7	Employment Agreement Andre Godin, July 2015 (incorporated by reference to Exhibit 10.1 of the Form 8-K filed on July 20, 2015)

6.8	Employment Agreement Nadine Paiement, January 2016 (incorporated by reference to Exhibit 10.1 of the Form 10-K filed on March 30, 2016)

6.9	2016 Stock Option Plan May, 11 2016 (incorporated by reference to Exhibit 4.5 of the Form S-8 Registration Statement filed on August 3, 2016)

6.10	Amended Principal's Registration Rights Agreement, November 8, 2016 (incorporated by reference to Exhibit 10.24 of the Form 10-Q filed on November 10, 2016)

6.11	Deferred Share Unit Plan for non-employee directors (incorporated by reference to Exhibit 10.25 of the Form 10-K filed on March 29, 2018)

6.12	Loan Agreement dated March 9, 2021 (incorporated by reference to Exhibit 10.26 of the Form 10-K filed on March 25, 2021)

6.13	Strategic Development Agreement dated March 14, 2021(incorporated by reference to Exhibit 10.27 of the Form 10-K filed on March 25, 2021)

6.14	Securities Purchase Agreement dated March 14, 2021(incorporated by reference to Exhibit 10.28 of the Form 10-K filed on March 25, 2021)

6.15	Purchaser Rights Agreement dated March 14, 2021(incorporated by reference to Exhibit 10.29 of the Form 10-K filed on March 25, 2021)

6.16	Amended and Restated Securities Purchase Agreement dated May 14, 2021 (incorporated by reference to Exhibit 10.1 of the Form 8-K filed on May 17, 2021)

6.17	First Amendment to Loan Agreement dated May 14, 2021 (incorporated by reference to Exhibit 10.2 of the Form 8-K filed on May 17, 2021)

6.18	Amendment No. 1 to 6% Subordinated Convertible Unsecured Promissory Note dated May 24, 2021 (incorporated by reference to Exhibit 10.1 of the Form 8-K filed on May 25, 2021)

6.19	Form of Initial Warrant dated May 14, 2021 (incorporated by reference to Exhibit 10.3 of the Form 10-Q filed on August 4, 2021)

6.20	Form of Additional Unit Warrant dated May 14, 2021 (incorporated by reference to Exhibit 10.1 of the Form 10-Q filed on August 4, 2021)

6.21	Form of Note (incorporated by reference to Exhibit 10.1 of the Form 8-K filed on August 11, 2021)

6.22	Employment Agreement Dr. David Kideckel, March 2023 (incorporated by reference to Exhibit 10.1 of the Form 8-K filed on March 24, 2023)

6.23	Form of Note (incorporated by reference to Exhibit 10.1 of the Form 8-K filed on March 24, 2023)

6.24	Employment Agreement Dwight Gorham, April 2023 (incorporated by reference to Exhibit 10.1 of the Form 8-K filed on April 18, 2023)

6.25	Form of 12% Convertible Promissory Note (incorporated by reference to Exhibit 10.1 of the Form 8-K filed on August 31, 2023)

6.26	First Amendment to the Amended and Restated Loan Agreement dated August 31, 2023 (incorporated by reference to Exhibit 10.2 of the Form 8-K filed on August 31, 2023)

6.27	Form of Selling Agent's Warrant (incorporated by reference to Exhibit 6.27 of the Form 1-A offering statement (File No. 024-12386) filed on February 15, 2024)

7.1	Share Exchange Agreement dated April 10, 2006 (incorporated by reference to Exhibit 99.1 of the Form 8-K/A filed on May 5, 2006)

8.1	Escrow Agreement, by and among IntelGenx Technologies Corp., Digital Offering LLC and Wilmington Trust, National Association (incorporated by reference to Exhibit 8.1 of the Form 1-A offering statement (File No. 024-12386) filed on February 15, 2024)

10.1	Power of attorney (included on the signature page of this offering statement) (incorporated by reference to Exhibit 10.1 of the Form 1-A offering statement (File No. 024-12386) filed on February 15, 2024)

11.1*	Consent of Richter LLP

11.2	Consent of Dorsey & Whitney LLP (included in Exhibit 12.1)

12.1	Opinion of Dorsey & Whitney LLP (incorporated by reference to Exhibit 12.1 of the Form 1-A offering statement (File No. 024-12386) filed on February 15, 2024)

*	Filed herewith.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-A and has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Ville St-Laurent, Province of Quebec, on April 5, 2024.

IntelGenx Technologies Corp.

By:	/s/ Dwight Gorham
Dwight Gorham
Chief Executive Officer (Principal Executive Officer)

By:	/s/ Andre Godin
Andre Godin
President and Chief Financial Officer (Principal Financial and Accounting Officer)

This offering statement has been signed by the following persons, in the capacities, and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ Dwight Gorham	Chief Executive Officer (Principal Executive Officer)	April 5, 2024
Dwight Gorham

/s/ Andre Godin	President and Chief Financial Officer (Principal Accounting Officer)	April 5, 2024
Andre Godin

*	Chairman of the Board of Directors	April 5, 2024
Horst G. Zerbe

*	Director	April 5, 2024
Bernd J. Melchers

*	Director	April 5, 2024
Clemens Mayr

*	Director	April 5, 2024
Mark Nawacki

*	Director	April 5, 2024
Monika Trzcinska

*	Director	April 5, 2024
Sahil Kirpekar

*	Director	April 5, 2024
Ryan Barrett

* By:	/s/ Andre Godin
Andre Godin
Attorney-in-Fact pursuant to Power of Attorney dated January 8, 2024